Exhibit 99.1

New Gold Announces 2017 Second Quarter Results; Rainy River Project Schedule and Cost Remain in Line with January 2017 Plan

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, July 26, 2017 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) today announces its 2017 second quarter results and provides an update on the construction of the company's Rainy River project.

2017 Second Quarter Highlights

•	Gold production of 105,064 ounces increased by 6% relative to 2016 coupled with copper production of 26.4 million pounds
•	Operating expense of $627 per gold ounce and $1.26 per copper pound
•	All-in sustaining costs(1) of $737 per ounce, including total cash costs(2) of $360 per ounce, consistent with the prior-year quarter
•	Cash generated from operations of $80 million, or $0.14 per share
•	Cash generated from operations before changes in non-cash operating working capital(3) of $76 million
•	Net earnings of $23 million, or $0.04 per share
•	Adjusted net earnings(4) of $13 million, or $0.02 per share
•	Rainy River project schedule and capital cost estimate remain in line with New Gold's updated plan announced on January 30, 2017
•	Rainy River project capital expenditures totalled $160 million during the quarter
•	Entered into gold price option contracts covering 120,000 ounces of second half 2017 production (20,000 ounces per month) ensuring a guaranteed floor price of $1,250 per ounce while providing continued exposure to increases in the gold price up to $1,400 per ounce
•	Subsequent to the end of the quarter, the company initiated a process to divest the Peak Mines, located in New South Wales, Australia as the company continues to focus on its America's centric portfolio of operating mines and development projects
•	June 30, 2017 cash and cash equivalents of $199 million

"Our priorities continue to be: executing on our updated Rainy River plan, delivering operationally, and enhancing our financial flexibility," stated Hannes Portmann, President and Chief Executive Officer. "We are pleased to report that we made solid progress in all three areas during the second quarter."

"Our Rainy River project schedule and capital cost estimate remain in line with New Gold's updated plan announced on January 30, 2017, and the project is scheduled to transition from construction to operation in the third quarter of 2017," added Mr. Portmann. "Our operating mines continue to deliver which enabled us to generate $80 million in quarterly cash flow. At the same time, the redemption of our 2020 Senior Notes and extension of our revolving credit facility, further enhanced our financial flexibility."

Rainy River

Development activities at New Gold's Rainy River project, located in northwestern Ontario, continue to advance and the project is scheduled to transition from construction to operation in the third quarter of 2017. Both the project schedule and capital cost estimate remain in line with New Gold's updated plan announced on January 30, 2017.

Rainy River – 2017 Second Quarter Highlights

•	Project spending during the second quarter totalled $160 million, with estimated remaining capital to achieve November commercial production of $229 million
•	Mining rate during the quarter averaged approximately 115,000 tonnes per day despite impact of spring thaw
•	Mining rate averaged approximately 125,000 tonnes per day in the month of June
•	Public comment period for Schedule 2 amendment concluded on June 12th; timeline for expected amendment accelerated to fourth quarter of 2017
•	Commissioning of primary crusher and conveyor system complete, with first crush completed on May 11th as planned
•	Tailings management area corridor pipeline completed on June 15th, with first water moved to and from the water management pond on June 20th
•	Installation of mechanical, piping, electrical and instrumentation in processing facilities approximately 97% complete
•	Ball and SAG mill achieved mechanical completion and hand over to operations for commissioning
•	Energization of all key site power lines completed on schedule
•	Overall earthworks over 85% complete

Mining activities at Rainy River progressed well during the second quarter. The company's mining rate during the quarter averaged approximately 115,000 tonnes per day, which was in line with New Gold's updated plan announced on January 30, 2017. More importantly, the mining rate in June averaged approximately 125,000 tonnes per day and the company expects to build momentum through the remaining summer months.

Overall earthworks are over 85% complete and are tracking in line with New Gold's updated plan. Through June 30, 2017, over 1.1 million cubic metres of construction material has been placed at the tailings management starter cell. Starter cell rock deliveries are scheduled for completion in late August 2017. Energization of all key site overhead power lines, construction of the tailings pipeline corridor and construction of the tailings management area corridor pipeline have been completed.

All of the key structural components of the process facilities have been finalized and the setting of mechanical equipment and installation of piping, electrical and instrumentation services is close to completion. The primary crusher and conveyor system was successfully commissioned on schedule, and the first crush occurred on May 11, 2017. Commissioning of the ball mill and SAG mill has started and is scheduled to be completed in August 2017. Commissioning of the refining portion of the process circuit has commenced with dry and wet commissioning of the full circuit scheduled for August 2017.

The company requires an amendment to Schedule 2 of the Metal Mining Effluent Regulations to close two small creeks and deposit tailings. The proposed amendment was published in Canada Gazette I on May 13, 2017 and was followed by a 30-day public comment period which concluded on June 12, 2017. It is the company's understanding that the comments received during the comment period were in support of the project proceeding as proposed. In light of the positive comments, the company has revisited the proposed timeline with Environment and Climate Change Canada and expects that adoption of the Schedule 2 amendment will be accelerated to the fourth quarter of 2017.

As previously disclosed, New Gold is presently constructing a starter tailings cell, located within the broader tailings management area, that does not require a Schedule 2 amendment. This will allow New Gold to commence operations prior to completion of the Schedule 2 amendment. Based on its location and scale, the starter cell would provide capacity for approximately six months of production tailings when the mill is operating at full capacity.

In addition, New Gold has finalized the engineering design to construct the creek closures using sheet pile at the centre of the portion of the dam which will cover the creeks. The purpose of this approach is both to reduce the construction time after receipt of the Schedule 2 amendment, and most importantly, to be able to complete the work regardless of weather conditions. New Gold has met with the Ontario Ministry of Natural Resources and Forestry (MNRF) to review the design and has also filed its application for the required permit amendment in support of the design. It is expected that the Ontario MNRF will complete its review of the application during the third quarter of 2017.

Project spending at Rainy River during the second quarter totalled $160 million. The remaining capital cost to the targeted November commercial production is estimated to be approximately $229 million. Of the remaining expenditure, approximately 45% is related to mining and owner's costs, 45% is related to earthworks, including completion of the starter tailings cell, with the balance of the remaining expenditure related to the completion and commissioning of the process plant.

New Gold continues to look forward to the expected growth in the company's production and cash flow once Rainy River transitions into operation later this year. Rainy River has multiple important asset qualities including its great jurisdiction, significant annual production potential, long estimated reserve life and continued exploration potential.

2017 Second Quarter and Year-To-Date Operational Results

New Gold's second quarter gold production of 105,064 ounces was above 2016 as higher production from the company's Mesquite Mine more than offset planned lower production from New Afton, Peak Mines and Cerro San Pedro. Cerro San Pedro's production decreased as the mine transitioned into residual leaching in June 2016. Quarterly copper production increased to 26.4 million pounds when compared to the second quarter of 2016. Silver production of 0.3 million ounces was in line with 2016 as Cerro San Pedro continues residual leaching.

Second quarter operating expense per gold ounce of $627 increased relative to the prior-year quarter due to a higher proportion of sales from Mesquite. The company delivered second quarter all-in sustaining costs of $737 per ounce, including total cash costs of $360 per ounce. The slight increase in all-in sustaining costs relative to the prior-year quarter was attributable to a $26 per ounce increase in total cash costs to $360 per ounce, which was only partially offset by a $2 million, or $6 per ounce, decrease in the company's consolidated sustaining costs, which include New Gold's cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures.

For the six-month period ended June 30, 2017, New Gold's gold production of 194,391 ounces was above 2016 as higher production from the company's Mesquite and Peak mines more than offset planned lower production from New Afton and Cerro San Pedro. Year-to-date copper production decreased to 50.3 million pounds when compared to 2016. Silver production of 0.6 million ounces was below 2016 as Cerro San Pedro transitioned to residual leaching after June 2016.

Year-to-date operating expense per gold ounce of $616 increased relative to the prior-year due to lower ounces sold and a higher proportion of sales coming from the Mesquite Mine. For the six-month period ended June 30, 2017, the company delivered all-in sustaining costs of $671 per ounce, including total cash costs of $330 per ounce. The decrease in all-in sustaining costs relative to the prior-year was attributable to a $13 per ounce decrease in the company's total cash costs and a $10 million, or $52 per ounce, decrease in consolidated sustaining costs.

As a result of the company's strong first half operational results, New Gold reiterates its guidance for full-year gold production of 380,000 to 430,000 ounces and operating expense per gold ounce sold of $630 to $670. The company expects approximately 40% of the second half 2017 gold production to occur in the third quarter, with the remaining 60% in the fourth quarter, benefitting from the start-up of Rainy River. Assuming current commodity prices and foreign exchange rates, New Gold is also pleased to reiterate its previously lowered guidance for all-in sustaining costs of $760 to $800 per ounce. As planned, all-in sustaining costs in the second half of 2017 are expected to be higher due to timing of sustaining capital expenditures and the higher operating costs attributable to the start-up of Rainy River.

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	105,064	99,423	194,391	190,234
Sold	99,235	101,820	186,538	187,851
Copper (millions of pounds):
Produced	26.4	25.7	50.3	51.1
Sold	24.1	25.2	47.1	50.4
Silver (millions of ounces):
Produced	0.3	0.3	0.6	0.7
Sold	0.3	0.3	0.5	0.7
Revenue:
Gold ($/ounce)	1,250	1,232	1,251	1,201
Copper ($/pound)	2.33	1.97	2.34	1.96
Silver ($/ounce)	16.34	17.05	16.62	15.66
Average realized price(5):
Gold ($/ounce)	1,279	1,267	1,282	1,239
Copper ($/pound)	2.57	2.14	2.58	2.14
Silver ($/ounce)	16.96	17.39	17.24	15.96
Operating expense:
Gold ($/ounce)	627	570	616	587
Copper ($/pound)	1.26	0.96	1.24	1.01
Silver ($/ounce)	8.31	7.81	8.29	7.56
Total cash costs ($/ounce)	360	334	330	343
All-in sustaining costs ($/ounce)	737	717	671	736

New Afton

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	21,273	25,287	42,210	50,355
Sold	19,573	26,302	40,289	51,433
Copper (millions of pounds):
Produced	22.8	22.1	43.3	44.5
Sold	20.8	22.6	40.7	44.6
Operating expense:
Gold ($/ounce)	426	434	442	404
Copper ($/pound)	0.85	0.73	0.88	0.70
All-in sustaining costs ($/ounce)	(358)	(131)	(434)	(198)
All-in sustaining costs on a co-product basis:
Gold ($/ounce)	769	711	724	672
Copper ($/pound)	1.53	1.19	1.44	1.16

The decrease in gold production at New Afton relative to the second quarter of 2016 was due to an expected decrease in gold grade and gold recovery, partially offset by an increase in mill throughput. Copper production was slightly higher than the prior-year quarter due to higher throughput.

Second quarter operating expenses were in line with the prior-year quarter. All-in sustaining costs decreased as the benefit of lower operating expenses and higher by-product revenues was only partially offset by higher sustaining costs. By-product revenues benefitted from an increase in the realized copper price which more than offset lower copper sales volumes. New Afton's quarterly sustaining costs increased by $3 million to $14 million when compared to the second quarter of 2016.

For the six-month period ended June 30, 2017, New Afton's gold production was below 2016 due to an expected decrease in gold grade and gold recovery. Copper production was slightly lower than the prior-year period due to lower grade and recovery.

Operating expenses for the first half of the year increased when compared to the prior year due to higher ore tonnes mined and processed at lower grades. All-in sustaining costs decreased as the benefit of higher by-product revenues was only partially offset by the increase in operating expenses. By-product revenues benefitted from an increase in the realized copper price which more than offset lower copper sales volumes. New Afton's quarterly sustaining costs were in line with the prior year.

Mesquite

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	48,183	25,564	78,586	52,935
Sold	46,462	31,115	75,615	56,043
Operating expense:
Gold ($/ounce)	703	602	700	608
All-in sustaining costs ($/ounce)	789	999	779	1,044

The increase in gold production at Mesquite relative to the second quarter of 2016 was due to higher recoveries as total ore tonnes mined and placed included less transitional material than was mined in 2016, and the increase of the process solution flow on the heap leach pad.

Second quarter operating expenses increased when compared to the prior-year quarter due to increased ore tonnes mined and processed and the higher process solution flow. All-in sustaining costs during the quarter decreased due to an $8 million, or $302 per ounce, decrease in sustaining costs primarily due to no waste stripping being capitalized, the benefit of which was only partially offset by higher operating expenses.

For the six-month period ended June 30, 2017, Mesquite's gold production increased by 48% relative to the prior-year period due to increased ore tonnes and gold recovery.

Operating expenses for the first half of the year increased when compared to the prior year due to higher ore tonnes mined and increased process solution flow. First half all-in sustaining costs decreased due to an $18 million, or $347 per ounce, decrease in sustaining costs primarily due to no waste stripping being capitalized, which was only partially offset by higher operating expenses.

Peak Mines

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	26,039	31,285	54,386	50,881
Sold	25,528	27,784	52,919	44,934
Copper (millions of pounds):
Produced	3.6	3.6	7.0	6.6
Sold	3.3	2.5	6.4	5.8
Operating expense:
Gold ($/ounce)	715	581	654	700
Copper ($/pound)	1.46	0.97	1.34	1.20
All-in sustaining costs ($/ounce)	945	706	805	827

The decrease in gold production at Peak Mines relative to the second quarter of 2016 was due to an expected decrease in gold grade, which was partially offset by higher gold recovery. Quarterly copper production was in line with the second quarter of 2016.

Second quarter operating expenses increased when compared to the prior-year quarter primarily due to lower gold sales volumes. All-in sustaining costs increased during the quarter as the benefit of increased by-product revenues was offset by higher sustaining costs and lower gold sales volumes.

For the six-month period ended June 30, 2017, Peak Mines' gold production increased by 7% relative to the prior-year period due to mining and processing higher gold grade material.

Operating expenses for the first half of the year remained in line with the prior-year period. First half all-in sustaining costs decreased as higher by-product revenues and gold sales volumes were only partially offset by a $7 million, or $105 per ounce, increase in sustaining costs.

Subsequent to the end of the quarter, the company initiated a process to divest the Peak Mines, located in New South Wales, Australia. The sale of Peak Mines will further enable the company to focus on its America's centric portfolio of operating mines and development projects while offering a prospective buyer an opportunity to continue to leverage Peak's strong track record of performance, and unlock its longer term potential.

Cerro San Pedro

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	9,569	17,287	19,209	36,063
Sold	7,672	16,619	17,716	35,441
Silver (millions of ounces):
Produced	0.2	0.2	0.3	0.5
Sold	0.2	0.2	0.3	0.5
Operating expense:
Gold ($/ounce)	1,269	961	1,203	978
Silver ($/ounce)	16.88	12.88	16.30	12.61
All-in sustaining costs ($/ounce)	1,414	941	1,325	947

Cerro San Pedro finished active mining late in the second quarter of 2016 and has transitioned to residual leaching. As a result, and consistent with expectations, the mine's second quarter and first half gold and silver production decreased compared to the prior year. Second quarter and first half operating expenses and all-in sustaining costs increased when compared to the prior-year periods due to lower gold sales volumes. As the company is drawing down leach pad inventory during the residual leach period, $417 per ounce in the second quarter, and $405 per ounce in the first half, of the reported all-in sustaining costs are related to mining costs that were incurred in prior periods.

2017 Second Quarter and Year-To-Date Financial Results

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Revenues	$185.6	$180.3	$355.1	$334.8
Operating margin(6)	90.9	95.6	177.5	168.2
Net earnings (loss)	23.1	(13.9)	60.7	11.7
Net earnings (loss) per basic share	0.04	(0.03)	0.11	0.02
Adjusted net earnings	13.3	8.6	22.8	7.1
Adjusted net earnings per share	0.02	0.02	0.04	0.01
Cash generated from operations	80.0	79.2	156.8	140.7
Cash generated from operations before changes in non-cash operating working capital	76.1	82.4	145.5	144.5

Second quarter revenues increased by $5 million, or 3%, relative to the prior-year quarter, due to higher metal prices. Relative to the second quarter of 2016, the average realized price increased by $12 per ounce of gold, or 1%, and $0.43 per pound of copper, or 20%. Despite higher second quarter production, metal sales volumes were lower than the prior-year quarter due to timing of sales at the period end.

New Gold's second quarter operating margin decreased by $5 million relative to the prior-year quarter due to a $10 million increase in operating expenses as a result of mining and processing more tonnes.

The company reported net earnings of $23 million, or $0.04 per share, in the second quarter of 2017 relative to a net loss of $14 million, or $0.03 per share, in the prior-year quarter. Second quarter net earnings included an $18 million non-cash foreign exchange gain and a $3 million pre-tax loss on the revaluation of company's gold price option contracts and gold stream obligation, while the prior-year quarter included a non-cash pre-tax loss of $10 million on the revaluation of the gold stream obligation, a non-cash pre-tax loss of $8 million on the revaluation of the company's gold price option contracts, and a $5 million pre-tax foreign exchange loss.

New Gold had adjusted net earnings of $13 million, or $0.02 per share, in the second quarter of 2017 relative to $9 million, or $0.02 per share, in the prior-year quarter. Quarterly adjusted net earnings were positively impacted by the combination of a $5 million increase in revenues, a $3 million decrease in depreciation and depletion, a $5 million decrease in adjusted income tax expense and a $2 million decrease in finance costs as more interest has been capitalized to Rainy River. These items were offset by a $10 million increase in operating expenses and a $1 million increase in exploration and business development expenses.

The company's second quarter cash generated from operations before changes in non-cash operating working capital of $76 million was lower than the prior-year quarter due to the reduction in operating margin and increase in income taxes paid. Cash generated from operations in the second quarter of $80 million was consistent with the prior-year quarter.

For the six-month period ended June 30, 2017, revenues increased by $20 million, or 6%, relative to the prior-year period, due to higher metal prices. Relative to the first half of 2016, the average realized price increased by $43 per ounce of gold, or 3%, and $0.44 per pound of copper, or 20%.

New Gold's operating margin for the six months ended June 30, 2017 increased by $9 million relative to the prior-year period as the increase in revenues was only partially offset by an $11 million increase in operating expenses.

The company reported net earnings of $61 million, or $0.11 per share, for the six-months ended June 30, 2017, relative to $12 million, or $0.02 per share, in the prior-year period. Current period net earnings included a $33 million pre-tax gain on the disposal of the El Morro stream, a $24 million non-cash foreign exchange gain, a $16 million pre-tax loss on the revaluation of company's gold price option contracts and a $5 million pre-tax loss on the revaluation of the company's gold stream obligation.

New Gold had adjusted net earnings of $23 million, or $0.04 per share, for the six months ended June 30, 2017, relative to $7 million, or $0.01 per share, in the prior-year period. Adjusted net earnings were positively impacted by the combination of a $20 million increase in revenues, a $6 million decrease in depreciation and depletion, and a $5 million decrease in finance costs as more interest has been capitalized to Rainy River. These items were partially offset by an $11 million increase in operating expenses, a $3 million increase in adjusted income tax expense, and a $1 million increase in exploration, business development, and corporate general and administrative expenses.

The company's cash generated from operations before changes in non-cash operating working capital for the six months ended June 30, 2017 was $146 million, which remained consistent with the prior-year period. Cash generated from operations for the six months ended June 30, 2017 of $157 million was $16 million, or 11%, higher than the prior-year period, benefitting from the collection of a concentrate receivable outstanding at December 31, 2016.

Financial Update

New Gold's cash and cash equivalents at June 30, 2017 were $199 million. The company also has a $400 million revolving credit facility, of which $100 million has been drawn and $126 million has been used to issue letters of credit for closure obligations at the company's producing mines and development projects, leaving $174 million undrawn. As a result, the company's liquidity totals $373 million (cash and undrawn credit facility) plus its expected free cash flow generation from its operating mines through the balance of 2017.

On June 27, 2017, New Gold entered into gold price option contracts covering 120,000 ounces of its second half 2017 production, with put options at a strike price of $1,250 per ounce and call options at a strike price of $1,400 per ounce. As previously announced, the company also fixed the price for 43.7 million pounds of the company's second half 2017 copper production at $2.73 per pound. These initiatives increase the company's cash flow certainty during the remaining Rainy River development period.

At June 30, 2017, the face value of the company's long-term debt was $900 million (book value – $880 million). The components of the long-term debt include: $500 million of 6.25% face value senior unsecured notes due in November of 2022; $300 million of 6.375% face value senior unsecured notes due in May of 2025; and $100 million drawn from the revolving credit facility. The company currently has approximately 576 million shares outstanding.

Projects Update

Blackwater

Activities at the company's Blackwater project, located in south-central British Columbia, continued to focus on attaining the approval of the Environmental Assessment ("EA"). The coordinated Federal and Provincial EA technical review is in progress. Technical review comments have now been received from the Federal government, Provincial agencies and local Indigenous communities, and New Gold has responded to the review comments. The company anticipates approval of the Blackwater EA in late 2017 or early 2018.

Capital expenditures at Blackwater during the second quarter and first half of 2017 were $2 million and $4 million, respectively.

In British Columbia, New Gold is providing material and logistical support to manage the wildfire situation in the interior of the province. This assistance has come from both our Blackwater project camp and our New Afton Mine. From Blackwater, in partnership with an area First Nations community, New Gold has mobilized its Blackwater construction camp to host fire crews. Use of this facility by firefighting crews could extend over the next few months as part of efforts to protect nearby First Nations communities and the homes and ranches of other area residents. The Blackwater camp can house up to 80 crew members and is currently hosting 75 people. In the southern interior, New Afton's Fire & Mine Rescue Team has responded to three significant outbreaks and played a key role in saving several homes outside of Kamloops, BC. This team has also provided support and equipment to the Skeetchestn Band to assist residents to be prepared in the event of an evacuation order.

Webcast and Conference Call

A webcast and conference call to discuss these results will be held on Thursday, July 27, 2017 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until August 27, 2017 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 54129223. An archived webcast will also be available until October 27, 2017 at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include the statements made under "Projects Update", as well as other statements elsewhere in this news release, including, among others, statements with respect to: guidance for production, operating expense and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital and other expenditures; planned development activities for 2017 at the Rainy River project, including the completion and commissioning of the processing facilities; planned preparations for operations at the Rainy River project, including the mining rate, removal of overburden and waste, and storage of water; the expected production, costs, economics, grade and other operating parameters of the Rainy River project; the capacity of the starter dam; targeted timing for permits, including the amendment to Schedule 2 of the Metal Mining Effluent Regulations; targeted timing for commissioning, start-up, production and commercial production; and targeting timing for development and other activities related to the Rainy River project.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River project being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations, including the amendment to Schedule 2 of the Metal Mining Effluent Regulations, being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) the results of the feasibility study for the Rainy River project being realized; and (10)  in the case of production, cost and expenditure outlooks at the operating mines and the Rainy River project for 2017, commodity prices and exchange rates being consistent with those estimated for the purposes for 2017.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; inherent uncertainties with cost estimates and estimated schedule for the construction and commencement of production at Rainy River as contemplated; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the amendment to Schedule 2 of the Metal Mining Effluent Regulations for the Rainy River project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101.  While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category.  Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made.  Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information relating to the construction of and expected operations at New Gold's Rainy River project contained herein has been reviewed and approved by Binsar Sirait, Director, Mine Engineering of New Gold. All other scientific and technical information contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold, except for the scientific and technical information relating to the construction of and expected operations at New Gold's Rainy River project, which has been reviewed and approved by Binsar Sirait, Director, Mine Engineering of New Gold.  Mr. Sirait is an engineer and a SME Registered Member. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Petersen and Mr. Sirait are "Qualified Persons" for the purposes of NI 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2016 filed on www.sedar.com.

Non-GAAP Measures

(1) All-In Sustaining Costs

"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs.  Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs.  The line items between cash costs and all in sustaining costs in the tables below break down the components of sustaining costs.  Sustaining costs is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(2) Total Cash Costs

"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

OPEX, Cash Cost and AISC Reconciliation

	Three months ended June 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	62.2	30.4	2.1	94.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	99,235	24.1	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	627	1.26	8.31
Operating expenses(1)	62.2	30.4	2.1	94.7
Treatment and refining charges on concentrate sales	2.9	5.8	0.2	8.9
Adjustments(2)	(0.2)	(0.1)	-	(0.3)
Total cash costs	64.9	36.1	2.3	103.3
By-product silver and copper sales				(67.6)
Total cash costs net of by-product revenue				35.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	99,235	24.1	0.3
Total cash costs on a co-product basis(3) ($/ounce or pound)	654	1.50	8.91
Total cash costs per gold ounce sold ($/ounce)				360
Total co-product cash costs	64.9	36.1	2.3
Total cash costs net of by-product revenue				35.7
Sustaining capital expenditures	15.8	7.7	0.5	24.0
Sustaining exploration - expensed	1.4	0.7	-	2.1
Corporate G&A including share-based compensation(4)	5.6	2.7	0.2	8.3
Reclamation expenses	1.9	0.9	0.1	2.9
Total co-product all-in sustaining costs	89.4	48.2	3.1
Total all-in sustaining costs net of by-product revenue				73.1
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	901	2.00	12.19
All-in sustaining costs per gold ounce sold ($/ounce)				737
(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

OPEX, Cash Cost and AISC Reconciliation

	Six months ended June 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	115.0	58.3	4.3	177.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	186,538	47.1	0.5
Operating expenses per unit of metal sold ($/ounce or pound)	616	1.24	8.29
Operating expenses(1)	115.0	58.3	4.3	177.6
Treatment and refining charges on concentrate sales	5.8	11.1	0.3	17.2
Adjustments(2)	(0.1)	-	-	(0.1)
Total cash costs	120.7	69.4	4.6	194.7
By-product silver and copper sales				(133.2)
Total cash costs net of by-product revenue				61.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	186,538	47.1	0.5
Total cash costs on a co-product basis(3) ($/ounce or pound)	647	1.47	8.90
Total cash costs per gold ounce sold ($/ounce)				330
Total co-product cash costs	120.6	69.4	4.6
Total cash costs net of by-product revenue				61.6
Sustaining capital expenditures	24.8	12.5	0.9	38.2
Sustaining exploration - expensed	2.5	1.3	0.1	3.9
Corporate G&A including share-based compensation(4)	11.2	5.6	0.4	17.2
Reclamation expenses	3.1	1.6	0.1	4.8
Total co-product all-in sustaining costs	161.8	90.4	6.1
Total all-in sustaining costs net of by-product revenue				125.1
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	867	1.92	11.86
All-in sustaining costs per gold ounce sold ($/ounce)				671
(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include the amortization of Mesquite's Purchase Price Allocation associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

OPEX, Cash Cost and AISC Reconciliation

	Three months ended June 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	58.1	24.2	2.4	84.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	101,820	25.2	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	570	0.96	7.81
Operating expenses(1)	58.1	24.2	2.4	84.7
Treatment and refining charges on concentrate sales	3.8	4.2	0.1	8.1
Adjustments(2)	0.4	0.2	-	0.6
Total cash costs	62.1	28.8	2.5	93.4
By-product silver and copper sales				(59.4)
Total cash costs net of by-product revenue				34.0
Units of metal sold (ounces/millions of pounds/millions of ounces)	101,820	25.2	0.3
Total cash costs on a co-product basis(3) ($/ounce or pound)	609	1.15	8.21
Total cash costs per gold ounce sold ($/ounce)				334
Total co-product cash costs	62.0	28.8	2.6
Total cash costs net of by-product revenue				34.0
Sustaining capital expenditures	18.6	7.8	0.7	27.1
Sustaining exploration - expensed	1.4	0.6	0.1	2.1
Corporate G&A including share-based compensation(4)	5.8	2.4	0.2	8.4
Reclamation expenses	0.9	0.4	-	1.3
Total co-product all-in sustaining costs	88.7	40.0	3.7
Total all-in sustaining costs net of by-product revenue				72.9
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	871	1.59	11.81
All-in sustaining costs per gold ounce sold ($/ounce)				717
(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

OPEX, Cash Cost and AISC Reconciliation

	Six months ended June 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	110.2	51.3	5.1	166.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	187,851	50.4	0.7
Operating expenses per unit of metal sold ($/ounce or pound)	587.0	1.01	7.56
Operating expenses(1)	110.2	51.3	5.1	166.6
Treatment and refining charges on concentrate sales	7.3	9.3	0.2	16.8
Adjustments(2)	117.5	60.6	5.3	183.3
Total cash costs				(118.5)
By-product silver and copper sales				64.4
Total cash costs net of by-product revenue
Units of metal sold (ounces/millions of pounds/millions of ounces)	187,851	50.4	0.7
Total cash costs on a co-product basis(3) ($/ounce or pound)	625	1.20	7.85
Total cash costs per gold ounce sold ($/ounce)				343
Total co-product cash costs	117.5	60.6	5.3
Total cash costs net of by-product revenue				64.4
Sustaining capital expenditures	32.8	15.2	1.5	49.5
Sustaining exploration - expensed	3.1	1.4	0.1	4.6
Corporate G&A including share-based compensation(4)	11.4	5.2	0.5	17.2
Reclamation expenses	1.7	0.8	-	2.5
Total co-product all-in sustaining costs	166.3	83.2	7.5
Total all-in sustaining costs net of by-product revenue				137.9
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	885	1.65	11.20
All-in sustaining costs per gold ounce sold ($/ounce)				736
(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include the amortization of Mesquite's Purchase Price Allocation associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

(3) Cash Generated from Operations before Changes in Working Capital

"Cash generated from operations before changes in working capital" is a non-GAAP financial measure with no standard meaning under IFRS, excludes changes in non-cash operating working capital. Management uses this measure to evaluate the company's ability to generate cash from its operations before working capital changes. Further details regarding cash generated from operations before changes in working capital and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

Cash Generated from Operations before Changes in Working Capital Reconciliation

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Cash generated from operations	$80.0	$ 79.2	$156.8	$140.7
Add back (deduct): Change in non-cash operating working capital	(3.9)	3.2	(11.3)	3.8
Cash generated from operations before changes in non-cash working capital	76.1	82.4	145.5	144.5

(4) Adjusted Net Earnings/(Loss)

"Adjusted net (loss)/earnings" and "adjusted net (loss)/earnings per share" are non-GAAP financial measures. Net (loss)/earnings have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net (loss)/earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses.

Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

Adjusted Net Earnings Reconciliation

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Net earnings before taxes	$30.4	($7.1)	$70.3	$10.7
Other (gains) losses	(15.7)	22.7	(39.5)	1.0
Inventory write-down	-	(0.7)	(0.5)	-
Adjusted net earnings before tax	14.7	14.9	30.3	11.7
Income tax (expense) recovery	(7.3)	(6.8)	(9.6)	1.0
Income tax adjustments	5.9	0.5	2.1	(5.6)
Adjusted income tax expense	(1.4)	(6.3)	(7.5)	(4.6)
Adjusted net earnings (loss)	13.3	8.6	22.8	7.1
Adjusted earnings per share (basic and diluted)	0.02	0.02	0.04	0.01
Adjusted effective tax rate	9.5%	42.3%	24.9%	39.3%

(5) Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Further details regarding average realized price and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(6) Operating Margin

"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

Operating Margin Reconciliation

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Revenues	$185.6	$180.3	$355.1	$334.8
Less: Operating expenses	(94.7)	(84.7)	(177.6)	(166.6)
Operating margin	90.9	95.6	177.5	168.2

Consolidated Income Statements (unaudited)

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Revenues	$185.6	$180.3	$355.1	$334.8
Operating expenses	94.7	84.7	177.6	166.6
Depreciation and depletion	63.6	66.4	121.0	127.4
Revenue less cost of goods sold	27.3	29.2	56.5	40.8
Corporate administration	5.9	5.9	13.4	11.6
Share-based payment expenses	2.6	2.8	3.8	5.8
Exploration and business development	3.2	2.0	6.4	4.5
Earnings from operations	15.6	18.5	32.9	18.9
Finance income	0.4	0.2	0.6	0.5
Finance costs	(1.3)	(3.1)	(2.7)	(7.7)
Other gains (losses)	15.7	(22.7)	39.5	(1.0)
Earnings before taxes	30.4	(7.1)	70.3	10.7
Income tax (expense) recovery	(7.3)	(6.8)	(9.6)	1.0
Net earnings (loss)	23.1	(13.9)	60.7	11.7
Earnings per share
Basic	0.04	(0.03)	0.11	0.02
Diluted	0.04	(0.03)	0.11	0.02
Weighted average number of shares outstanding (in millions)
Basic	575.8	511.2	552.1	510.4
Diluted	576.3	511.2	552.7	511.6
(1)	Prior-year period comparatives have been revised. Please refer to Note 2 of the unaudited condensed consolidated interim financial statements for further information.

Consolidated Statements of Financial Position (unaudited)

	As at June 30	As at December 31
(in millions of U.S. dollars)	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$198.8	$185.9
Trade and other receivables	43.2	37.1
Inventories	165.1	150.4
Current income tax receivable	6.5	12.5
Derivative assets	4.4	18.0
Prepaid expenses and other	5.1	6.1
Total current assets	423.1	410.0

Non-current inventories	91.9	103.3
Mining interests	3,383.7	3,191.3
Deferred tax assets	241.4	224.9
Other	3.3	3.5
Total assets	4,143.4	3,933.0
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	165.2	169.2
Current income tax payable	11.7	6.2
Total current liabilities	176.9	175.4

Reclamation and closure cost obligations	97.7	81.0
Provisions	230.9	246.5
Gold stream obligation	14.1	12.0
Long-term debt	880.1	889.5
Deferred tax liabilities	433.3	455.2
Other	2.0	0.2
Total liabilities	1,835.0	1,859.8
Equity
Common shares	3,027.7	2,859.0
Contributed surplus	102.7	100.5
Other reserves	(29.4)	(33.0)
Deficit	(792.6)	(853.3)
Total equity	2,308.4	2,073.2
Total liabilities and equity	4,143.4	3,933.0
(1)	Prior-year period comparatives have been revised. Please refer to Note 2 of the unaudited condensed consolidated interim financial statements for further information.

Consolidated Statements of Cash Flow (unaudited)

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
OPERATING ACTIVITIES
Net earnings (loss)	$23.1	($13.9)	$60.7	$11.7
Adjustments for:
Foreign exchange losses (gains)	(17.7)	4.9	(23.9)	(29.0)
Reclamation and closure costs paid	(0.2)	-	(0.6)	(0.9)
Gain on disposal of El Morro	-	-	(33.0)	-
Depreciation and depletion	63.7	66.7	121.5	127.7
Other non-cash adjustments	4.0	16.4	18.9	30.3
Income tax recovery	7.3	6.8	9.6	(1.0)
Finance income	(0.4)	(0.2)	(0.6)	(0.5)
Finance costs	1.3	3.1	2.7	7.7
	81.1	83.8	155.3	146.0
Change in non-cash operating working capital	3.9	(3.2)	11.3	(3.8)
Income taxes (paid) refunded	(5.0)	(1.4)	(9.8)	(1.5)
Cash generated from operations	80.0	79.2	156.8	140.7
INVESTING ACTIVITIES
Mining interests	(188.1)	(138.2)	(331.8)	(245.6)
Proceeds from the sale of El Morro stream and other assets	-	0.6	65.3	1.1
Interest received	0.3	0.2	0.5	0.5
Gold price option contract and other investment costs	(0.9)	-	(0.9)	(2.1)
Cash used by investing activities	(188.7)	(137.4)	(266.9)	(246.1)
FINANCING ACTIVITY
Proceeds received from exercise of options	0.5	6.4	0.6	7.2
Net proceeds received from issuances of common shares	(1.0)	-	164.7	-
Financing initiation costs	-	-	-	(0.3)
Interest paid	(31.3)	(26.7)	(32.8)	(27.5)
Issuance of senior unsecured notes, net of transaction costs	295.1	-	295.1	-
Repayment of senior unsecured notes	(305.3)	-	(305.3)	-
Cash generated from financing activities	(42.0)	(20.3)	122.3	(20.6)
Effect of exchange rate changes on cash and cash equivalents	-	(0.3)	0.7	10.0

Change in cash and cash equivalents	(150.7)	(78.8)	12.9	(116.0)
Cash and cash equivalents, beginning of period	349.5	298.3	185.9	335.5
Cash and cash equivalents, end of year	198.8	219.5	198.8	219.5
Cash and cash equivalents are comprised of:
Cash	145.4	154.2	145.4	154.2
Short-term money market instruments	53.4	65.3	53.4	65.3
	198.8	219.5	198.8	219.5
(1)	Prior-year period comparatives have been revised. Please refer to Note 2 of the unaudited condensed consolidated interim financial statements for further information.

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2017/26/c1404.html

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 18:36e 26-JUL-17